As filed with the Securities and Exchange Commission on June 17, 1996

                                         Registration No. 33-93842

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 AMENDMENT NO. 4

                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ---------------

                                PC ETCETERA, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                               13-3260705
     (State or other jurisdiction                   (I.R.S. Employer
           of incorporation)                      Identification Number)

                               462 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10018
                                 (212) 736-5870
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               TERRY I. STEINBERG
                                    PRESIDENT
                                PC ETCETERA, INC.
                               462 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10018
                                 (212) 736-5870
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 ---------------

                  Copies of all communications and notices to:

                              FRED S. SKOLNIK, ESQ.
                       CERTILMAN BALIN ADLER & HYMAN, LLP
                                90 MERRICK AVENUE
                          EAST MEADOW, NEW YORK  11554
                                 (516) 296-7000

                                 ---------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

                       (Cover continued on following page)


If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. [x]

If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

                            -------------------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            -------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The following table sets forth the expenses (estimated except for the Registration Fee) in connection with the offering described in the Registration
Statement:

Registration Fee . . . . . . . . . . . . . . . . . . . . . . . . .    $ 2,070.65
Accountants' Fees and Expenses . . . . . . . . . . . . . . . . . .     10,000.00
Legal Fees and Expenses. . . . . . . . . . . . . . . . . . . . . .     30,000.00
Printing . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3,000.00
Miscellaneous. . . . . . . . . . . . . . . . . . . . . . . . . . .       929.35
                                                                     -----------

  Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $46,000.00
                                                                     -----------
                                                                     -----------
ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          Pursuant to Section 145 of the Delaware General Corporation Law, the Registrant has the power, under certain circumstances, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant), by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

          Pursuant to such Section 145, the Registrant has the power, under certain circumstances, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Registrant or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification generally shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant.

          Pursuant to Section 145, to the extent that a director, officer, employee or agent of the Registrant has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          Article IX of the Registrant's Certificate of Incorporation and
Article VI of the Registrant's By-Laws provide generally that the Registrant shall, to the fullest extent permitted by law, indemnify all its officers and directors.

         The Registrant's Certificate of Incorporation contains provisions relating to the elimination of directors' liability for damages for breach of duty in such capacity.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER    DESCRIPTION OF EXHIBIT
- -------   ----------------------

 2(a) Asset Purchase Agreement dated as of August 12, 1994 among the Company, PC Etcetera Israel Ltd., Elron Electronic Industries Ltd., Adar International, Inc. and Elron Technologies Inc.(1)

  (b) Stock Purchase Agreement dated as of January 31, 1996 by and between Training Holdings L.L.C. and PC Etcetera, Inc.(2)

 4(a)     Certificate of Incorporation, as amended.(3)

  (b)     Certificate of Designation with regard to Series A Preferred
          Shares.(4)

 5 Opinion of Certilman Balin Adler & Hyman, LLP regarding the legality of the securities being registered.**

10(a) Lease for premises situated at 462 Seventh Avenue, 4th Floor, New York, New York, as amended.*

  (b) Lease for premises situated at 462 Seventh Avenue, 18th Floor, New York, New York.(5)

  (c)     Lease for premises situated at 19 Fulton Street, New York, New
          York.(6)

  (d)     Lease for premises situated at 120 Wood Avenue South, Iselin, New
          Jersey.(6)

  (e) Lease Amendment for premises situated at 120 Wood Avenue South, Iselin, New Jersey.*

  (f)     Amended and Restated 1987 Stock Option Plan.(7)

  (g) Agreement dated as of May 30, 1989 among Terry I. Steinberg, Joseph Sabrin and the Registrant, as amended.(5)

  (h) Financing Agreement - Receivables dated November 20, 1990 between the Registrant and Rosenthal & Rosenthal, Inc.*

  (i) Stockholders' Agreement dated as of August 12, 1994 among the Registrant, Elron Electronic Industries Ltd.("Elron"), Adar International, Inc, Elron Technologies Inc., Terry I. Steinberg, Joseph Sabrin and Gilbert H. Steinberg.(1)

  (j) Stock Purchase Agreement dated as of March 15, 1995 among the Registrant, Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Gibraltar Trust ("Gibraltar"), Justy Ltd. ("Justy"), Yozma Venture Capital Ltd. ("Yozma"), SVE STAR Ventures Enterprises No. II GbR ("SVE II"), SVE STAR Ventures Enterprises No. III GbR ("SVE III") and SVE STAR Ventures Enterprises No. IIIA GbR ("SVE IIIA")(collectively, the "Series B Purchasers").(4)

  (k) Form of Warrant dated March 15, 1995 issued to the Series B Purchasers for the purchase of an aggregate of 500,000 Common Shares of the Registrant.(4)

  (l) Loan and Registration Rights Agreement dated December 5, 1995 among the Registrant, Gibraltar, Justy, Yozma, SVE II, SVE III, SVE IIIA, Elron and Gilbert H. Steinberg (collectively, the "Lenders").*

  (m) Form of Promissory Note dated December 5, 1995 issued to the Lenders with regard to $500,000 aggregate principal amount of indebtedness.*

  (n) Form of Warrant dated December 5, 1995 issued to the Lenders for the purchase of an aggregate of 75,000 Common Shares of the Registrant.*

13        Quarterly Report on Form 10-QSB for the quarter ended March 31,
          1996.(8)

23(a)     Consent of Arthur Andersen LLP.**

  (b)     Consent of Norman Stumacher.**

  (c)     Consent of Luboshitz, Kasierer & Co.**

  (d) Consent of Certilman Balin Adler & Hyman, LLP (included in its opinion filed as Exhibit 5).

24        Powers of Attorney (included in signature page forming a part hereof).

- -------------------------

*Denotes document previously filed as an exhibit to this Registration Statement.

**Denotes document filed herewith.

(1) Denotes document filed as an exhibit to the Registrant's Current Report on Form 8-K for an event dated August 12, 1994 (File No. 0-17419) and incorporated herein by reference.

(2) Denotes document filed as an exhibit to the Registrant's Current Report on Form 8-K for an event dated January 31, 1996 (File No. 0-17419) and incorporated herein by reference.

(3) Denotes document filed as an exhibit to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995 (File No. 0-17419) and incorporated herein by reference.

(4) Denotes document filed as an exhibit to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994 (File No. 0-17419) and incorporated herein by reference.

(5) Denotes document filed as an exhibit to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1993 (File No. 0-17419) and incorporated herein by reference.

(6) Denotes document filed as an exhibit to the Registrant's Registration Statement on Form S-18 (File No. 33-19521) and incorporated herein by reference.

(7) Denotes document filed as an exhibit to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1992 (File No. 0-17419) and incorporated herein by reference.

(8) Denotes document filed with the Commission (File No. 0-17419) and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

          The undersigned Registrant hereby undertakes that it will:

          (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

               (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

               (iii) Include any additional or changed material information on the plan of distribution.

          (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 13th day of June, 1996.

                                        PC ETCETERA, INC.


                                        By:  /s/Terry I. Steinberg
                                             -----------------------------------
                                             Terry I. Steinberg,
                                             President


          Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


         *                    Chairman and Director              June 13, 1996
- -------------------------
Martin F. Kahn
                              President, Treasurer
                              and Director
                              (Principal Executive
         *                    and Financial Officer)             June 13, 1996
- -------------------------
Terry I. Steinberg
                              Executive Vice President,
                              Secretary and
         *                    Director                           June 13, 1996
- -------------------------
Joseph Sabrin

                              Controller (Principal
         *                    Accounting Officer)                June 13, 1996
- -------------------------
Adrienne Haber


         *                    Director                           June 13, 1996
- -------------------------
Avshalom Aderet


         *                    Director                           June 13, 1996
- -------------------------
Abraham Peri

                              Director
- -------------------------
Jacov Ben-Zvi

  *Terry I. Steinberg, pursuant to Powers of Attorney (executed by each of the persons listed above and indicated as signed above, and filed with the Securities and Exchange Commission), by signing his name hereto does hereby sign and execute this Amendment to the Registration Statement on behalf of each of the persons named above and indicated as signing above in the capacities in which the names of each appear above, and does hereby sign and execute this Amendment to the Registration Statement in his own behalf in the capacity of President, Treasurer, Director and Principal Executive and Financial Officer.



                                        /s/Terry I. Steinberg
                                        ----------------------------------------
                                        Terry I. Steinberg

June 13, 1996